Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form F-1 of our report dated March 19, 2019 (May 8, 2019 as to the convenience translation described in Note 2) relating to the financial statements of GSX Techedu Inc., its subsidiaries, its consolidated variable interest entity (“VIE”) and VIE’s subsidiaries as of and for the two years in the period ended December 31, 2018 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the translation of Renminbi amounts into United States dollar amounts) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

May 8, 2019